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                               December 28, 2020

       Xinyu Jiang
       Chief Financial Officer
       Dynamic Shares Trust
       401 W. Superior St., Suite 300
       Chicago, IL 60654

                                                        Re: Dynamic Shares
Trust
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed on December
8, 2020
                                                            File No. 333-238098

       Dear Mr. Jiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       The Algorithm, page 3

   1. We note your response to comment 4. Please revise to disclose whether and to what extent the algorithm
can be modified or otherwise changed and how that could impact an investment in the
shares. Please also include relevant risk factor disclosure as appropriate.
       Principal Investment Strategies, page 9

   2. Please revise your disclosure to clarify, if true, that you do not intend to enter into swap agreements in order to
meet your investment objective.
 Xinyu Jiang
FirstName LastNameXinyu    Jiang
Dynamic Shares  Trust
Comapany28,
December  NameDynamic
              2020        Shares Trust
December
Page 2    28, 2020 Page 2
FirstName LastName
        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Justin Dobbie at (202) 551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance